UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No._____)

Renaissance Acquisition Corp.
 (Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

75966C305
(CUSIP Number)

Barry W. Florescue
c/o Renaissance Acquisition Corp.
50 East Sample Road, Suite 400
Pompano Beach, FL 33064
Telephone: (954) 784-3031

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

          February 1, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid or OMB control number.

CUSIP No. 75966C305

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

Barry W. Florescue
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER	3,604,800
	8	SHARED VOTING POWER	N/A
	9	SOLE DISPOSITIVE POWER	3,604,800
	10	SHARED DISPOSITIVE POWER	N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,604,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.49%
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 75966C305

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

RAC Partners LLC (FEIN No. 20-4872687)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER	3,574,800
	8	SHARED VOTING POWER	N/A
	9	SOLE DISPOSITIVE POWER	3,574,800
	10	SHARED DISPOSITIVE POWER	N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,574,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.33%
14	TYPE OF REPORTING PERSON
OO (LLC)

CUSIP No. 75966C305

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, $.0001 par value per share (the "Common Stock"), of Renaissance Acquisition Corp., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 50 East Sample Road, Suite 400, Pompano Beach, FL 33064.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is filed by Barry W. Florescue ("Mr. Florescue") and RAC Partners LLC ("RAC Partners"). RAC Partners and Mr. Florescue are collectively referred to herein as the "Reporting Persons."

The principal business of RAC Partners is investing in the Common Stock of the Issuer and the Insider Warrants (as defined in Item 3 below) of the Issuer. Mr. Florescue is the managing member of RAC Partners, has broad discretionary power over its management and has the sole voting and dispositive power with respect to RAC Partners's investments in the Issuer. In addition, Mr. Florescue is the chairman of the board and chief executive officer of the Issuer. The business address of the Reporting Persons is 50 East Sample Road, Suite 400, Pompano Beach, FL 33064.

During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, have been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

RAC Partners is a Delaware limited liability company. Mr. Florescue is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In April 2006, in connection with the Issuer's formation, Mr. Florescue purchased 25,000 shares of Issuer's Common Stock from his personal funds. The average purchase price per share was $.01. On January 29, 2007, the Issuer issued 5,000 shares of its Common Stock to Mr. Florescue as a stock dividend.

In April 2006, in connection with the Issuer's formation, RAC Partners purchased 2,979,000 shares of Issuer's Common Stock from its working capital. The average purchase price per share

CUSIP No. 75966C305

was $.01. On January 29, 2007, the Issuer issued 595,800 shares of its Common Stock to RAC Partners as a stock dividend.

In connection with the Issuer's initial public offering, RAC Partners purchased 4,447,667 warrants (the "Insider Warrants") at a purchase price of $.45 per warrant. Each Insider Warrant represents the right to purchase one share of the Issuer's Common Stock at a price of $6.00 per share. RAC Partners has agreed that the Insider Warrants purchased by it would not be sold or transferred until 30 days after the completion of a "Business Combination" as defined in the Issuer's Amended and Restated Certificate of Incorporation. RAC Partners made such purchase from its working capital.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the Issuer's Common Stock and the Insider Warrants for investment purposes. The Reporting Persons may, form time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock.

Mr. Florescue has entered into an agreement with Ladenburg Thalmann and Co. Inc., the representative of the underwriters in the Issuer's initial public offering (the "Underwriter"), pursuant to which Mr. Florescue, or an entity or entities which Mr. Florescue controls, will place limit orders for $12 million of the Issuer's Common Stock commencing ten business days after the Issuer files its current report on Form 8-K announcing its execution of a definitive agreement for a business combination and ending on the business day immediately preceding the record date for the meeting of stockholders at which such business combination is to be approved. Mr. Florescue has also agreed that he will not sell or transfer any shares of Common Stock purchased by him pursuant to this agreement until one year after the Issuer has completed an "Acquisition" as defined in the Issuer's final prospectus filed with the Securities and Exchange Commission on January 31, 2007 (the "Final Prospectus"). It is intended that these purchases will comply with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. These purchases will be made at a price equal to the per share amount held in the Issuer's trust account as reported in such Form 8-K and will be made by the Underwriter or another broker dealer mutually agreed upon by Mr. Florescue and the Underwriter in such amounts and at such times as the Underwriter or such other broker dealer may determine, in its sole discretion, so long as the purchase price does not exceed the above-referenced per share purchase price. Mr. Florescue has agreed to make available to the Underwriter monthly statements confirming that Mr. Florescue has sufficient funds to satisfy these transactions.

As per the stock escrow agreement between the Reporting Persons, the Issuer and Continental Stock Transfer and Trust Company, the Reporting Persons have placed an aggregate of 3,604,800 shares of Common Stock, of which RAC Partners owns 3,574,800 shares of record and Mr. Florescue owns 30,000 shares of record, into an escrow account maintained by Continental Stock Transfer and Trust Company, acting as escrow agent. Subject to certain limited exceptions, (such as transfers to relatives and trusts for estate planning purposes, while remaining in escrow), these

CUSIP No. 75966C305

shares will not be transferable during the escrow period and will not be released from escrow until one year after the Issuer consummates a Business Combination, or earlier if, following a Business Combination by the Issuer, the Issuer engages in a subsequent transaction resulting in Issuer's stockholders having the right to exchange their shares for cash or other securities or if the Issuer liquidate and dissolve.

In addition, the Insider Warrants held by RAC Partners have been placed into a separate escrow account maintained by Continental Stock Transfer and Trust Company, acting as escrow agent. Subject to certain limited exceptions, (such as transfers to relatives and trusts for estate planning purposes, while remaining in escrow), these Insider Warrants will not be transferable during the escrow period and will not be released from escrow until 30 days after the Issuer completes a Business Combination.

At the date of this Statement, the Reporting Persons, except as set forth in this Statement or in the Final Prospectus have no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

CUSIP No. 75966C305

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As of the date of this Statement, RAC Partners may be deemed to be the beneficial owner of an aggregate of 3,574,800 shares of Common Stock, which represents approximately 18.33% of the Common Stock outstanding as of the date of this Statement. RAC Partners is the record owner of these securities. However, Mr. Florescue has all the voting and dispositive power over securities owned by RAC Partners. Accordingly, RAC Partners disclaims any beneficial ownership of such securities.

As of the date of this Statement, Mr. Florescue may be deemed to be the beneficial owner of an aggregate of 3,604,800 shares of Common Stock, which represents approximately 18.49% of the Common Stock outstanding as of the date of this Statement. Of these, 3,604,800 shares of Common Stock, Mr. Florescue is the record owner of 30,000 shares and RAC Partners is the record owner of 3,574,800 shares. Mr. Florescue has all the voting and dispositive power over securities owned by RAC Partners.

The share ownership data in this Item 5 does not include 4,447,667 shares of Common Stock issuable upon exercise of warrants held by RAC Partners that are not currently exercisable and will not become exercisable within 60 days.

The following transactions in the Issuer's Common Stock and Insider Warrants were effected by the Reporting Persons during the sixty (60) days preceding the date of this Statement.

Common Stock

Reporting Person	Shares of Common Stock	Date	Price/share

Mr. Florescue	5,000 shares	1/29/07	N/A (Stock dividend)

RAC Partners	595,800 shares	1/29/07	N/A (Stock dividend)

Insider Warrants

Reporting Person	Insider Warrants	Date	Price/Insider Warrant

RAC Partners	4,447,667	2/1/07	$.45

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

CUSIP No. 75966C305

Pursuant to the Insider Letter, dated May 22, 2006, among the Issuer, Mr. Florescue and the Underwriter, when the Issuer seeks stockholder approval of the Business Combination and certain other transactions detailed in the Final Prospectus, Mr. Florescue has agreed to vote all of his shares of the Issuer's Common Stock on such proposal in accordance with the majority of the votes cast by the holders of shares of Common Stock issued in the Issuer's initial public offering.

Pursuant to the Insider Letter, dated January 29, 2007, among the Issuer, RAC Partners and the Underwriter, when the Issuer seeks stockholder approval of the Business Combination and certain other transactions detailed in the Final Prospectus, RAC Partners has agreed to vote all of its shares of the Issuer's Common Stock on such proposal in accordance with the majority of the votes cast by the holders of shares of Common Stock issued in the Issuer's initial public offering.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Form of Warrant Agreement between Continental Stock Transfer and Trust Company and the Issuer (incorporated by reference from Exhibit 4.5 of Form S-1 File No. 134444 (the "Form S-1")).

2. Letter Agreement, dated as of January 29, 2006, by and among the Issuer, Ladenburg Thalmann and Co. Inc. and Barry W. Florescue (incorporated by reference from Exhibit 10.1 of Form S-1).

3. Form of Letter Agreement among the Issuer, Ladenburg Thalmann and Co. Inc. and RAC Partners LLC (incorporated by reference from Exhibit 10.6 of Form S-1).

4. Form of Stock Escrow Agreement between the Registrant, Continental Stock Transfer and Trust Company and the Initial Stockholders (incorporated by reference from Exhibit 10.8 of Form S-1).

5. Form of Warrant Escrow Agreement between the Issuer, Continental Stock Transfer and Trust Company and the Warrant Purchaser (incorporated by reference from Exhibit 10.9 of Form S-1).

6. Form of Letter Agreement among the Issuer, Barry W. Florescue, Ladenburg Thalmann and Co., Inc. and other brokers (incorporated by reference from Exhibit 10.15 of Form S-1).

7. Joint Filing Agreement, dated as of February 6, 2007, among Barry W. Florescue and RAC Partners LLC.

CUSIP No. 75966C305

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

BARRY W. FLORESCUE

By: /s/ Barry W. Florescue

RAC PARTNERS LLC

By: /s/ Barry W. Florescue

Name:	Barry W. Florescue
Title:	Managing Member

CUSIP No. 75966C305

EXHIBIT 1

JOINT FILING AGREEMENT

Agreement dated as of February 6, 2007, between Barry W. Florescue and RAC Partners LLC (collectively the "Parties").

Each of the Parties hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial interest in shares of the Common Stock, par value $.0001 per share, of Renaissance Acquisition Corp. beneficially owned and reported upon in the Schedule 13D of which this agreement is an exhibit ("Schedule 13D") by each of the above named Parties, and each of the above Parties will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information, concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that information about the other Party is inaccurate.

BARRY W. FLORESCUE

By:	/s/ Barry W. Florescue

RAC PARTNERS LLC

By:	/s/ Barry W. Florescue

Name: Barry W. Florescue
Title: Managing Member